Exhibit 99.1

CIBC President and CEO Gerry McCaughey names Richard Nesbitt Chief Operating Officer

TORONTO, June 11, 2013 /CNW/ - Gerry McCaughey, President and CEO of CIBC (TSX: CM) (NYSE: CM), today announced that Richard Nesbitt has been named Chief Operating Officer, CIBC, effective immediately. Mr. Nesbitt's organizational responsibilities remain unchanged.

"This title is in recognition of the leadership role Richard has been playing at CIBC over the past two years and the increased responsibilities he was given during that time," said Mr. McCaughey. "Richard is a key member of my management team and I look forward to continuing to work together with him to execute CIBC's strategy over the coming years."

Mr. Nesbitt previously held the title of Senior Executive Vice-President, CIBC, and Group Head, Wholesale, International, and Technology and Operations. In this role, Richard will maintain his current responsibilities for the operations of Wholesale Banking, Technology and Operations, Strategy and Corporate Development, CIBC's International Operations and Treasury.

Mr. Nesbitt joined CIBC in 2008 following more than 20 years of experience in the securities industry.

Mr. Nesbitt, along with CIBC's other members of the Senior Executive Team, will continue to report to Mr. McCaughey, including: Michael Capatides, Chief Administrative Officer and General Counsel; Victor Dodig, Group Head, Wealth Management; Laura Dottori-Attanasio, Chief Risk Officer; Kevin Glass, Chief Financial Officer; Honourable Jim Prentice, Vice-Chairman; David Williamson, Group Head, Retail and Business Banking; and Tom Woods, Vice-Chairman.

CIBC is a leading North American financial institution with more than 11 million personal banking and business clients. CIBC offers a full range of products and services through its comprehensive electronic banking network, branches and offices across Canada, and has offices in the United States and around the world. You can find other news releases and information about CIBC in our Media Centre on our corporate website at www.cibc.com.

SOURCE: CIBC

%CIK: 0001045520

For further information:

Kevin Dove, Communications and Public Affairs at 416-980-8835, kevin.dove@cibc.com.

CO: CIBC

CNW 15:00e 11-JUN-13